As filed with the Securities and Exchange Commission on November 27, 2006
Registration No. 333-138670
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 1 TO
Form F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALCATEL
(Exact name of registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Republic of France (State or other jurisdiction of incorporation or organization)	Not applicable (I.R.S. Employer Identification Number)

54, rue La Boétie
75008 Paris
France
(33) 1-40-76-10-10
(Address and telephone number of registrant’s principal executive offices)

Steven Sherman
Senior Vice President and Chief Financial Officer
Alcatel USA, Inc.
3400 West Plano Parkway
Plano, TX 75075
(972) 519-3000
(Name, address, and telephone number of agent for service)

Copies to:

Lauren K. Boglivi, Esq. Proskauer Rose LLP 1585 Broadway New York, New York 10036-8299 (212) 969-3000	William Carapezzi, Jr., Esq. General Counsel and Corporate Secretary Lucent Technologies Inc. 600 Mountain Avenue Murray Hill, New Jersey 07974 (908) 582-3000	David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable following the effective date of this Registration Statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

TABLE OF CONTENTS

REFERENCES TO ADDITIONAL INFORMATION
PROSPECTUS SUMMARY
THE JOINT CONSENT SOLICITATION
DESCRIPTION OF ALCATEL’S GUARANTY
U.S. FEDERAL INCOME TAX CONSIDERATIONS
EXPERTS
WHERE YOU CAN GET MORE INFORMATION
PART II
Item 8. Indemnification of Directors and Officers.
Item 9. Exhibits.
Item 10. Undertakings.
SIGNATURES
EX-4.1.3
EX-8.1
EX-23.1
EX-23.2
EX-99.1

Joint Solicitation Statement/Prospectus Supplement
(To Prospectus dated November 14, 2006)
ALCATEL
Offer to Guarantee
and
Joint Consent Solicitation
of
Alcatel and Lucent Technologies Inc.

2 3/4% Series A Convertible Senior Debentures due 2023		2 3/4% Series B Convertible Senior Debentures due 2025
(CUSIP No. 549463AG2)	and	(CUSIP No. 549463AH0)

of
LUCENT TECHNOLOGIES INC.

The expiration date for the revised joint consent solicitation is 5:00 p.m., New York City time, on Friday, December 1, 2006 (the “expiration date”) unless extended in respect of either or both series of the debentures or withdrawn prior to that time.

Alcatel and Lucent Technologies Inc. (“Lucent”) have agreed to amend the terms of their joint solicitation statement/prospectus dated November 14, 2006. If the consent of the holders of a majority of the outstanding principal amount of each series of the above referenced debentures to a proposed amendment to the indenture under which the debentures were issued, as amended by the first supplemental indenture dated June 4, 2003 (the “indenture”) is received and the proposed merger between Alcatel and Lucent (the “merger”) pursuant to the terms of the Agreement and Plan of Merger, dated as of April 2, 2006, among Alcatel, Lucent and a wholly owned subsidiary of Alcatel is consummated:

•	Lucent will pay a one-time consent fee only to holders of the debentures who validly deliver and do not revoke their consents prior to the expiration date. Consenting holders will receive a one-time consent fee for each $1,000 in principal amount of each series of debentures with respect to which consents are received equal to the product of $7.50 multiplied by a fraction, the numerator of which is the aggregate principal amount of debentures of each series outstanding on the expiration date and the denominator of which is the aggregate principal amount of debentures of each series as to which Alcatel and Lucent received and accepted consents.

•	Alcatel will issue a full and unconditional guaranty of the debentures to all holders of each series of debentures, regardless of whether a holder validly delivered and did not revoke a consent prior to the expiration date. The guaranty will be unsecured and will be subordinated to the prior payment in full of senior debt of Alcatel; and will be pari passu with Alcatel’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Alcatel advises all holders of the above referenced debentures to review the section entitled “U.S. Federal Income Tax Considerations,” which has been amended and restated to reflect important considerations respecting the U.S. federal income tax consequences of the consent solicitation as currently structured. All other terms of the consent solicitation with respect to the debentures as set forth in the joint solicitation statement/prospectus dated November 14, 2006 remain applicable.

Alcatel and Lucent reserve the right to further amend the terms of the consent solicitation or extend the expiration date in respect of either or both series of the debentures in their sole discretion.

All holders of the debentures who have previously delivered consents do not need to redeliver such consents. However, in order to receive your consent fee without a reduction for U.S. federal backup withholding, U.S. persons must complete a substitute Form W-9, included in the revised letter of consent. Nonresident aliens and foreign entities must complete the appropriate Form W-8 prior to receiving their consent fee.

The following amends the disclosure in the joint solicitation statement/prospectus dated November 14, 2006 to reflect the foregoing changes.

For a discussion of factors you should consider before you decide whether to consent, see “Risk Factors” beginning on page 5 of the joint solicitation statement/prospectus dated November 14, 2006.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, nor have any of these organizations determined that this supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The solicitation agent for the revised joint consent solicitation is:

Bear, Stearns & Co. Inc.

The date of this supplement is November 27, 2006

REFERENCES TO ADDITIONAL INFORMATION

As used in this supplement:

•	“Alcatel” refers to Alcatel, a société anonyme organized under the laws of the Republic of France;

•	“Lucent” refers to Lucent Technologies Inc., a Delaware corporation; and

•	the “merger” refers to the merger contemplated by the Agreement and Plan of Merger, dated as of April 2, 2006, among Alcatel, Aura Merger Sub, Inc., a wholly owned subsidiary of Alcatel, and Lucent, pursuant to which Aura Merger Sub will merge with and into Lucent with Lucent surviving the merger as a wholly owned subsidiary of Alcatel (which will be renamed “Alcatel-Lucent” upon completion of the merger).

This supplement and the joint solicitation statement/prospectus dated November 14, 2006 incorporate by reference important business and financial information about Alcatel and Lucent from documents filed with the U.S. Securities and Exchange Commission (“SEC”) that are not included in or delivered with this supplement or the joint solicitation statement/prospectus dated November 14, 2006. For a more detailed description of the documents incorporated by reference into this supplement, see “Where You Can Get More Information — Incorporation of Documents by Reference” on page 15 of this supplement; for a more detailed description of the documents incorporated by reference into the joint solicitation statement/prospectus dated November 14, 2006 see “Where You Can Get More Information — Incorporation of Documents by Reference” on page 86 of the joint solicitation statement/prospectus dated November 14, 2006.

Documents incorporated by reference, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this supplement or the joint solicitation statement/prospectus dated November 14, 2006, are available to you without charge upon your written or oral request. You can obtain any of these documents from the SEC’s website at www.sec.gov or by requesting them in writing or by telephone from the appropriate company.

Alcatel	Lucent Technologies Inc.
54, rue La Boétie	600 Mountain Avenue
75008 Paris, France	Murray Hill, New Jersey 07974
011 33(1) 40 76 10 10	(908) 582-3000
Attention: Investor Relations	Attention: Investor Relations
www.alcatel.com	www.lucent.com

Alcatel and Lucent are not incorporating the contents of the websites of the SEC, Alcatel, Lucent or any other person into this document. Alcatel and Lucent are providing only the information about how you can obtain certain documents that are incorporated by reference into this supplement or the joint solicitation statement/prospectus dated November 14, 2006 at these websites for your convenience.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is a revised joint solicitation statement/prospectus supplement, which describes the revised terms and conditions of our revised offer, and also supplements and updates information contained in the related joint solicitation statement/prospectus dated November 14, 2006 and the documents incorporated by reference into that joint solicitation statement/prospectus. Except as revised and superseded by this supplement, the information contained in the related joint solicitation statement/prospectus dated November 14, 2006 remains in full force and effect. You should read this supplement together with the related joint solicitation statement/prospectus dated November 14, 2006, which accompanies this supplement or which you have received previously from us or our appointed agents. This supplement, together with the related joint solicitation statement/prospectus dated November 14, 2006, constitute a prospectus under Section 5 of the Securities Act with respect to the Alcatel guaranty to be issued on the terms described in this supplement. To obtain additional copies of the joint solicitation statement/prospectus dated November 14, 2006, which are available upon oral or written request without charge, please contact the information agent at the address and telephone numbers set forth in “The Joint Consent Solicitation — Solicitation and Tabulation, Information and Paying Agents” on page 10 of this supplement.

PROSPECTUS SUMMARY

This summary highlights basic information about us, Lucent, the revised joint consent solicitation, the guaranty and the consent fee but does not contain all information important to you. You should read this entire supplement and the joint solicitation statement/prospectus dated November 14, 2006 and any documents incorporated by reference into either this supplement or the joint solicitation statement/prospectus dated November 14, 2006, including the section under the heading “Risk Factors”, as well as the consolidated financial statements and notes thereto of each of Alcatel and Lucent incorporated by reference into this supplement and the joint solicitation statement/prospectus dated November 14, 2006.

Overview

Alcatel
54, rue La Boétie
75008 Paris, France
011 33(1) 40 76 10 10
Attention: Investor Relations
www.alcatel.com

Alcatel is a worldwide provider of a wide variety of telecommunications equipment and services operating in more than 130 countries. Alcatel’s telecommunications equipment and services enable its customers to send or receive virtually any type of voice or data transmission. Alcatel’s customers include fixed-line and wireless telecommunications operators, Internet service providers, governments and businesses. Alcatel was founded in 1898 and is headquartered in Paris, France.

Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974
(908) 582-3000
Attention: Investor Relations
www.lucent.com

Lucent designs and delivers the systems, services and software that drive next-generation communications networks. Lucent uses its strengths in mobility, optical, software, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Lucent’s customer base includes communications service providers, governments and enterprises worldwide. The history of Lucent dates back to 1869, when its predecessor, the Western Electric Company, was formed. Lucent is headquartered in Murray Hill, New Jersey.

The Pending Merger

Alcatel, Lucent and Aura Merger Sub, a wholly owned subsidiary of Alcatel, entered into a merger agreement, pursuant to which Aura Merger Sub will merge with and into Lucent, with Lucent surviving the merger and continuing its existence as a wholly owned subsidiary of Alcatel. Upon completion of the merger, Alcatel will be renamed “Alcatel-Lucent.”

Alcatel and Lucent are working to complete the merger as quickly as practicable, although neither party is required to complete the merger unless certain specified conditions are satisfied or waived. On September 7, 2006, the shareholders of Alcatel and the shareholders of Lucent approved the merger. Lucent and Alcatel are moving quickly to finalize the transaction and expect to complete the merger on November 30, 2006. However, they cannot predict the exact timing of the completion of the merger because it is subject to conditions that may be outside of control of either party.

Simultaneous with the completion of the merger, Lucent will file a Form 15 with the SEC to deregister its common stock from the reporting requirements of the Exchange Act, and will delist the stock from the New York Stock Exchange, which we refer to as the NYSE. In connection with the merger, Lucent announced on November 6,

2006 that it notified the NYSE of its intention to delist its publicly-traded debt and deregister such debt from the Exchange Act so that, after the merger, Lucent will not be required to file separate reports under the Exchange Act. Alcatel has no current intention to provide a guaranty to the holders of any of Lucent’s other outstanding debt.

The Joint Consent Solicitation

The Debentures	2 3/4% Series A Convertible Senior Debentures due 2023, are referred to in this supplement as the Series A Debentures.

2 3/4% Series B Convertible Senior Debentures due 2025, are referred to in this supplement as the Series B Debentures.

The Joint Consent Solicitation	Alcatel and Lucent are soliciting consents from the holders of the debentures to the proposed amendment described below. See “The Joint Consent Solicitation.” If the merger is consummated and consents to the proposed amendment have been validly submitted and not properly withdrawn by holders of record of a majority in aggregate principal amount of each of the series of debentures:

• Lucent will pay a one-time consent fee only to holders of the debentures who validly deliver and do not revoke their consents prior to the expiration date, and

• Alcatel will issue a full and unconditional guaranty of the debentures to all holders of each series of debentures, regardless of whether a holder validly delivered and did not revoke a consent prior to the expiration date.

Even though you may receive a guaranty without taking any action, you will only receive a consent fee if you validly deliver and do not revoke your consent to the proposed amendment described in this supplement and the merger is consummated.

Record Date	November 10, 2006.

Proposed Amendment	Alcatel and Lucent are making the joint consent solicitation to amend the indenture for the debentures to allow Alcatel, in lieu of Lucent, to provide the trustee under the indenture and the holders of the debentures with copies of Alcatel’s annual report and such information, documents and other reports that are required to be filed by Alcatel pursuant to sections 13 and 15(d) of the Exchange Act. As long as the guaranty remains in effect, Alcatel will provide the trustee under the indenture and the holders of the debentures with copies of such filed reports and information, even if Alcatel is not subject to the reporting requirements of the Exchange Act. Alcatel will not be required to provide a condensed consolidating footnote of Lucent contemplated by Rule 3-10 of Regulation S-X of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Therefore, the annual report and information filed by Alcatel pursuant to sections 13 and 15(d) of the Exchange Act will not include such footnote.

If Alcatel is released from the guaranty in accordance with its terms, then Alcatel will not be subject to the reporting requirements under the supplemental indenture. In such circumstances, Lucent or any subsequent parent of Lucent who issues a guaranty for the benefit of the debenture holders will be subject to the reporting requirements under the supplemental indenture.

Currently, Alcatel furnishes the SEC with certain semi-annual financial information presented in accordance with International Financial Reporting Standards as adopted by the European Union, which we refer to as IFRS (including a reconciliation of net income and shareholders’ equity to accounting principles generally accepted in the United States, which we refer to as U.S. GAAP) and quarterly financial information presented in accordance with IFRS, each on Form 6-K. Although not contractually required by the proposed amendment included in the supplemental indenture, Alcatel currently intends to continue to provide such information in the future. However, Alcatel may change this practice in the future without notice. Sections 13 and 15(d) of the Exchange Act do not require foreign private issuers to provide the same information as Lucent previously provided under the Exchange Act.

Alcatel and Lucent are seeking your consent for the proposed amendment to the indenture in an effort to eliminate having to produce separate Exchange Act reports for Lucent after the completion of the proposed merger. Following the merger, Lucent does not expect that it will be required by the Exchange Act to file separate reports. In exchange for providing this consent, if the merger is consummated and the required consents are received:

• Lucent will pay a one-time consent fee only to holders of the debentures who validly deliver and do not revoke their consents prior to the expiration date. For each $1,000 in principal amount of each series of debentures with respect to which consents are received, the consent fee that a holder will receive shall be equal to the product of $7.50 multiplied by a fraction, the numerator of which is the aggregate principal amount of debentures of each series outstanding on the expiration date and the denominator of which is the aggregate principal amount of debentures of each series as to which Alcatel and Lucent have received and accepted consents; and

• Alcatel will issue a full and unconditional guaranty of the debentures to all holders of each series of debentures, regardless of whether a holder validly delivered and did not revoke a consent prior to the expiration date.

The Supplemental Indenture	The proposed amendment would be set forth in a supplemental indenture to be executed by Lucent and the trustee with respect to the debentures upon the expiration of the joint consent solicitation if the required consents have been obtained. If the supplemental indenture is executed and becomes operative following the consummation of the merger, the indenture, as amended, will apply to each holder of the corresponding debentures, regardless of whether that holder delivered a consent to the proposed amendment. If the merger is not consummated and the merger agreement is terminated, the supplemental indenture will become null and void.

Expiration Date; Waiver; Amendment; Termination	The joint consent solicitation will expire at 5:00 p.m., New York City time, on Friday, December 1, 2006, unless extended in respect of either or both series of the debentures. Alcatel and Lucent expressly reserve the right to waive or modify any term of, or terminate, the joint consent solicitation in respect of either or both series of the debentures.

Required Consents	The adoption of the proposed amendment to the indenture governing the debentures requires the consent of the holders of a majority in aggregate principal amount of each series of the debentures, which we refer to as the required consents.

Previously Delivered Consents	If you have previously delivered a consent, you do not need to redeliver such consent. However, in order to receive your consent fee without a reduction for U.S. federal backup withholding, U.S. persons must complete a substitute Form W-9, included in the revised letter of consent. Nonresident aliens and foreign entities must complete the appropriate Form W-8 prior to receiving their consent fee. Such persons should ask D.F. King & Co., Inc., who is acting as paying agent for Lucent with respect to the consent fee, for a copy of such form. If the required consents to the proposed amendment are received and the merger is consummated and you have not revoked your consent prior to the expiration date, you will receive your pro rata share of the consent fee.

Revocation of Consents	Only the holder of debentures on the record date may revoke a previously submitted consent at any time prior to the expiration date by following the procedures set forth in this supplement.

Guaranty	Alcatel is offering to fully and unconditionally guarantee Lucent’s payment obligations under the debentures and the indenture governing the debentures, if the supplemental indenture becomes effective. If the guaranty is issued and Lucent cannot make any payment on either of the debentures, Alcatel would be required to make the payment instead. Alcatel’s obligations under the guaranty will be unsecured and will be subordinated to the prior payment in full of senior debt of Alcatel; and will be pari passu with Alcatel’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Depending upon the timing of the name change, the guaranty may be issued in the name of Alcatel-Lucent. Upon receipt of the required consents, the supplemental indenture will be executed by Lucent and the trustee but will not be operative until the occurrence of the effective date of the merger.

Alcatel may be released from the guaranty if all or substantially all of Lucent’s assets or capital stock are sold, transferred or otherwise disposed of to one or more persons or entities who are not subsidiaries of Alcatel.

Consent Fee	If Alcatel and Lucent receive the required consents and the merger is consummated, as promptly as practicable thereafter, Lucent will pay a one-time consent fee only to holders of the debentures who validly deliver and do not revoke their consents prior to the expiration date.

For each $1,000 in principal amount of each series of debentures with respect to which consents are received, the consent fee that a holder will receive shall be equal to the product of $7.50 multiplied by a fraction, the numerator of which is the aggregate principal amount of debentures of each series outstanding on the expiration date and the denominator of which is the aggregate principal amount of debentures of each series as to which Alcatel and Lucent have received and accepted consents.

Even though you may receive a guaranty as described above without taking any action, you will only receive a consent fee if you validly deliver and do not revoke your consent to the proposed amendment to the indenture described in this supplement and the merger is consummated.

U.S. Federal Income Tax Considerations	Alcatel and Lucent intend to treat the consent fee for U.S. federal income tax purposes as a fee paid to a holder of debentures in consideration of such holder’s consent to the adoption of the proposed amendment, in which case a holder would recognize ordinary income in the amount of the consent fee received. In addition, while not free from doubt, Proskauer Rose LLP, special tax counsel to Alcatel (“Proskauer Rose”), believes that the adoption of the proposed amendment, the provision of Alcatel’s guaranty and the payment of the consent fee by Lucent should not result in a deemed exchange of the debentures for U.S. federal income tax purposes. However, even if the adoption of the proposed amendment, the provision of Alcatel’s guaranty and the payment of the consent fee by Lucent were determined to result in a deemed exchange for U.S. federal income tax purposes, the deemed exchange should constitute a tax-free recapitalization for U.S. federal income tax purposes and, accordingly, in all events no income, gain or loss (except with respect to the consent fee and except to the extent of any accrued and unpaid interest) should be recognized. See “U.S. Federal Income Tax Considerations.”

Solicitation Agent	The solicitation agent for the joint consent solicitation is Bear, Stearns & Co. Inc.

Information Agent	The information agent for the joint consent solicitation is D.F. King & Company. Additional copies of this supplement, the related joint solicitation statement/prospectus dated November 14, 2006, the letter of consent and other related materials may be obtained from the information agent.

Risk Factors	You should read the “Risk Factors” section beginning on page 5 of the joint solicitation statement/prospectus dated November 14, 2006, as well as other cautionary statements included or incorporated by reference into this supplement or the related joint solicitation statement/prospectus dated November 14, 2006, to ensure that you understand the risks associated with the joint consent solicitation.

THE JOINT CONSENT SOLICITATION

Introduction

Alcatel and Lucent are seeking valid and unrevoked consents of registered holders of a majority in aggregate principal amount of each of the Series A Debentures and the Series B Debentures at the close of business on November 10, 2006, the record date for determining the holders of the debentures entitled to deliver consents in connection with this revised joint consent solicitation. As of the record date, the principal amount of the Series A Debentures outstanding was $750,000,000 and the principal amount of the Series B Debentures outstanding was $880,500,000.

If the merger is consummated and the required consents are received, as promptly as practicable thereafter:

• Lucent will pay a one-time consent fee only to holders of the debentures who validly deliver and do not revoke their consents prior to the expiration date; and

• Alcatel will issue a full and unconditional guaranty of the debentures to all holders of each series of debentures, regardless of whether a holder validly delivered and did not revoke its consent prior to the expiration date.

Even though you may receive a guaranty without taking any action, you will only receive a consent fee if you validly deliver and do not revoke your consent to the proposed amendment to the indenture described in this supplement and the merger is consummated.

Depending upon the timing of the name change, the guaranty may be issued in the name of Alcatel-Lucent. Upon issuance, Alcatel will fully and unconditionally guarantee the debentures when and as the same become due and payable. Alcatel’s obligations under the guaranty will be unsecured and will be subordinated to the prior payment in full of senior debt of Alcatel; and will be pari passu with Alcatel’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations. See “Description of Alcatel’s Guaranty.”

Consent Fee

If holders of a majority in aggregate principal amount of each series of debentures consent to the proposed amendment and the merger is consummated as promptly as practicable thereafter, Lucent will pay the consent fee only to each holder of debentures who validly delivers and does not revoke its consent prior to the expiration date.

For each $1,000 in principal amount of each series of debentures with respect to which consents are received, the consent fee that a holder will receive shall be equal to the product of $7.50 multiplied by a fraction, the numerator of which is the aggregate principal amount of debentures of each series outstanding on the expiration date and the denominator of which is the aggregate principal amount of debentures of each series as to which Alcatel and Lucent have received and accepted consents.

The right to receive the consent fee is not transferable with any debenture. Lucent will only pay the consent fee to holders who have properly granted consents that are in effect at the expiration date pursuant to the terms hereof. No other holder of any debenture will be entitled to receive the consent fee.

Interest will not accrue on or be payable with respect to the consent fee.

Consents will expire if a majority of the outstanding principal amount of each series of debentures to the proposed amendment has not been obtained.

Description of the Proposed Amendment

Please see Annex A to the joint solicitation statement/prospectus dated November 14, 2006 for a complete description of the text of the proposed amendment. The following summary is qualified by reference to the full provisions of the indenture and the form of supplemental indenture, which supplemental indenture has been filed as an exhibit to the registration statement of which this supplement forms a part.

Alcatel and Lucent are jointly soliciting the consents of the holders of the debentures to the proposed amendment to the indenture under which debentures were issued, in exchange for Lucent offering to pay the consent fee and Alcatel offering to fully and unconditionally guaranty such debentures. The proposed amendment would be set forth in a supplemental indenture. The proposed amendment would allow Alcatel, in lieu of Lucent, to provide the trustee under the indenture and the holders of the debentures with copies of Alcatel’s annual report and such information, documents and other reports that are required to be filed by Alcatel pursuant to sections 13 and 15(d) of the Exchange Act. As long as the guaranty remains in effect, Alcatel will provide the trustee under the indenture and the holders of the debentures with copies of such filed reports and information, even if Alcatel is not subject to the reporting requirements of the Exchange Act. These reports and information will not include a condensed consolidating footnote of Lucent contemplated by Rule 3-10 of Regulation S-X under the Securities Act.

Currently, Alcatel furnishes the SEC with certain semi-annual financial information presented in accordance with IFRS (including a reconciliation of net income and shareholders’ equity to U.S. GAAP) and quarterly financial information presented in accordance with IFRS, each on Form 6-K. Although not contractually required by the proposed amendment included in the supplemental indenture, Alcatel currently intends to continue to provide such information in the future. However, Alcatel may change this practice in the future without notice. Sections 13 and 15(d) of the Exchange Act do not require foreign private issuers to provide the same information as Lucent previously provided under the Exchange Act.

Under the terms of the guaranty, Alcatel may be released from the guaranty if all or substantially all of Lucent’s assets or capital stock are sold, transferred or disposed of (whether by sale, merger, recapitalization, dividend or similar transaction) to one or more persons or entities who are not subsidiaries of Alcatel. If Alcatel is released from the guaranty, the proposed amendment provides that Alcatel will not be subject to the reporting requirements under the supplemental indenture. In such circumstances, Lucent or any subsequent parent of Lucent who issues a guaranty for the benefit of the debenture holders will be subject to the reporting requirements under the supplemental indenture. The supplemental indenture defines a parent guaranty as a guaranty (whether or not subordinated to the parent’s senior debt) of all obligations of Lucent under the indenture and any outstanding debentures.

The supplemental indenture that includes the proposed amendment, if signed prior to the consummation of the merger, will become effective upon execution by Lucent and the trustee. However, the supplemental indenture will not be operative until the occurrence of the effective date of the merger. If the supplemental indenture is executed and becomes operative, holders of debentures will be bound by the supplemental indenture, even if they have not consented to the proposed amendment. If the merger is not consummated and the merger agreement is terminated, the supplemental indenture will become null and void.

The consent of the holders of a majority in aggregate principal amount of each series of the debentures is required to approve the proposed amendment to the indenture.

Until the proposed amendment becomes operative, however, the indenture, without giving effect to the proposed amendment, will remain in effect.

Revision of Certain Definitions and Other Text

In connection with the proposed amendment described above, new defined terms would be added to the indenture. Please see Annex A to the joint solicitation statement/prospectus dated November 14, 2006 and the form of supplemental indenture for a more complete description of the proposed amendment. In addition, Lucent reserves the right to make certain technical changes to the indenture pursuant to the provisions thereof and to include such changes in the supplemental indenture. Any such technical changes will not affect the substantive rights of the holders of the debentures, other than as described above.

Consequences if the Merger Does Not Occur

If the merger is not consummated, the consent fee will not be paid and the guaranty will not be issued to any holder.

If the merger is not consummated and the merger agreement is terminated, the supplemental indenture will become null and void. As a result, the covenant contained in the indenture that requires Lucent to file with the SEC and provide the trustee under the indenture and the holders of the debentures with copies of its annual report and such information, documents and other reports as are specified in sections 13 and 15(d) of the Exchange Act, even if Lucent is not subject to the reporting requirements of the Exchange Act, will not be amended, and Lucent will be required to comply with such covenant as originally included in the indenture.

Expiration Date; Extension; Waiver; Amendment; Termination

The revised joint consent solicitation will expire at 5:00 p.m., New York City time, on Friday, December 1, 2006, unless Alcatel and Lucent jointly extend the joint consent solicitation. If Alcatel and Lucent extend the joint consent solicitation, the expiration date will be the latest time and date to which the joint consent solicitation is extended. Alcatel and Lucent expressly reserve the right to extend the joint consent solicitation from time to time or for such period or periods as they may determine in their discretion by giving oral (to be confirmed in writing) or written notice of such extension to the tabulation agent and by making a public announcement by press release to the Dow Jones News Service at or prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. During any extension of the joint consent solicitation, all consents validly executed and delivered to the tabulation agent will remain effective unless validly revoked prior to such extended expiration date.

Alcatel and Lucent expressly reserve the right to accept consents for one series of debentures, the holders of a majority of which have delivered consents, and extend the expiration date of the joint consent solicitation with respect to the other series of debentures.

Alcatel and Lucent expressly reserve the right, in their discretion, at any time to amend any of the terms of the joint consent solicitation. If the terms of the joint consent solicitation are amended prior to the expiration date in a manner that constitutes a material change, Alcatel and Lucent will promptly give oral (to be confirmed in writing) or written notice of such amendment to the tabulation agent and disseminate a prospectus supplement in a manner reasonably designed to give holders of the debentures notice of the change on a timely basis. Alcatel and Lucent expressly reserve the right, in their discretion, to waive any condition of the joint consent solicitation.

Alcatel and Lucent expressly reserve the right, in their discretion, to terminate the joint consent solicitation for any reason as to either or both series of the debentures. Any such termination will be followed promptly by public announcement thereof. In the event Alcatel and Lucent terminate the joint consent solicitation, they will give prompt notice thereof to the tabulation agent and the consents previously executed and delivered pursuant to the joint consent solicitation will, in respect of either or both series of the debentures, be of no further force and effect. See “— Revocation of Consents.”

Procedures for Delivering Consents

In order to consent to the proposed amendment, a holder of debentures must execute and deliver to the tabulation agent a copy of the accompanying letter of consent relating to the indenture, or cause the letter of consent to be delivered to the tabulation agent on the holder’s behalf, before the expiration date in accordance with the procedures described below. If you have previously delivered a consent, you do not need to redeliver such consent. However, in order to receive your consent fee without a reduction for U.S. federal backup withholding, U.S. persons must complete a substitute Form W-9, included in the revised letter of consent. Nonresident aliens and foreign entities must complete the appropriate Form W-8 prior to receiving their consent fee. Such persons should ask the Paying Agent for a copy of such form. If the required consents to the proposed amendment are received and the merger is consummated and you have not revoked your consent prior to the expiration date, you will receive your pro rata share of the consent fee.

Only registered holders of the debentures as of 5:00 p.m., New York City time, on the record date may execute and deliver to the tabulation agent the letter of consent. Alcatel and Lucent expect that The Depository Trust Company, or DTC, will authorize its participants, which include banks, brokers and other financial institutions, to execute letters of consent with respect to the debentures they hold through DTC as if the participants were the registered holders of those debentures. Accordingly, for purposes of the joint consent solicitation, when we use the term “registered holders,” we include banks, brokers and other financial institutions that are participants of DTC.

If you are a beneficial owner of debentures held through a bank, broker or other financial institution, in order to consent to the proposed amendment, you must arrange for the bank, broker or other financial institution that is the registered holder to either (1) execute the letter of consent and deliver it either to the tabulation agent on your behalf or to you for forwarding to the tabulation agent before the expiration date or (2) forward a duly executed proxy from the registered holder authorizing you to execute and deliver the letter of consent with respect to the debentures on behalf of the registered holder. In the case of clause (2) of the preceding sentence, you must deliver the executed letter of consent, together with the proxy, to the tabulation agent before the expiration date. Beneficial owners of debentures are urged to contact the bank, broker or other financial institution through which they hold their debentures to obtain a valid proxy or to direct that a letter of consent be executed and delivered in respect of their debentures.

Giving a consent by submitting a letter of consent will not affect a holder’s right to sell or transfer its debentures. However, the right to receive the consent fee is not transferable with any debenture. All consents received from the holder of record on the record date and not revoked by that holder before the expiration date will be effective notwithstanding any transfer of those debentures after the record date.

Registered holders of debentures as of the record date who wish to consent should mail, hand deliver or send by overnight courier or facsimile a properly completed and executed letter of consent to the tabulation agent at the address or facsimile number (confirmed by the expiration date by physical delivery) set forth under “— Solicitation and Tabulation, Information and Paying Agents,” in accordance with the instructions set forth in this supplement and the letter of consent. However, Alcatel and Lucent reserve the right to accept any letter of consent received by them.

All letters of consent that are properly completed, executed and delivered to the tabulation agent, and not revoked before the expiration date, will be given effect in accordance with the terms of those letters of consent.

Letters of consent delivered by the registered holders of debentures as of the record date must be executed in exactly the same manner as those registered holders’ names appear on the certificates representing the debentures or on the position listings of DTC, as applicable. If debentures to which a letter of consent relate are registered in the names of two or more holders, all of those holders must sign the letter of consent. If a letter of consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must so indicate when signing, and proper evidence of that person’s authority to so act must be submitted with the letter of consent. In addition, if a letter of consent relates to less than the total principal amount of debentures registered in the name of a holder, or a letter of consent relates to only one series of the debentures, the registered holder must list the certificate numbers and principal amount of debentures registered in the name of that holder and the series of debentures to which the letter of consent relates. If no series or aggregate principal amount of debentures as to which a consent is delivered is specified, the holder will be deemed to have consented with respect to all debentures of such holder. If debentures are registered in different names, separate letters of consent must be signed and delivered with respect to each registered holder. If a letter of consent is executed by a person other than the registered holder, it must be accompanied by a proxy executed by the registered holder.

In connection with the joint consent solicitation, Alcatel and Lucent will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this supplement, the joint solicitation statement/prospectus dated November 14, 2006, the letter of consent and related documents to the beneficial owners of the debentures and in handling or forwarding deliveries of consents by their customers.

All questions as to the form of all documents and the validity (including time of receipt) regarding the consent procedures will be determined by Alcatel and Lucent, in their discretion, which determination will be final and binding. Alcatel and Lucent also reserve the right to waive any defects or irregularities as to deliveries of consents.

Revocation of Consents

A consent may be revoked at any time prior to the expiration date. Any holder who has delivered a consent may validly revoke such consent prior to the expiration date by delivering a written notice of revocation in accordance with the following procedures. All properly completed and executed letters of consent that are received by the tabulation agent will be counted as consents with respect to the proposed amendment, unless the tabulation agent receives a written notice of revocation prior to the expiration date.

In order to be valid, a notice of revocation of consent must contain the name of the person who delivered the consent and the description of the debentures to which it relates, the certificate numbers of such debentures and the aggregate principal amount represented by such debentures. The revocation of consent must be signed by the holder thereof in the same manner as the original signature on the letter of consent (including any required signature guaranty) or be accompanied by evidence satisfactory to Alcatel and Lucent and the tabulation agent that the person revoking the consent has the legal authority to revoke such consent on behalf of the holder. If the letter of consent was executed by a person other than the registered holder of the debentures, the notice of revocation of consent must be accompanied by a valid proxy signed by such registered holder and authorizing the revocation of the registered holder’s consent. To be effective, a revocation of consent must be received prior to the expiration date by the tabulation agent, at the address set forth below. A purported notice of revocation that lacks any of the required information or is sent to an improper address will not validly revoke a consent previously given.

Solicitation and Tabulation, Information and Paying Agents

Alcatel and Lucent have retained Bear, Stearns & Co. Inc. to act as the solicitation agent for the joint consent solicitation. Alcatel and Lucent have agreed to pay the solicitation agent customary fees and reimburse it for its reasonable out-of-pocket expenses. Alcatel and Lucent have agreed to indemnify the solicitation agent against certain liabilities, including certain liabilities under the federal securities laws. Questions may be directed to the solicitation agent at the following address and telephone numbers:

Global Liability Management Group
383 Madison Avenue, 8th Floor
New York, New York 10179
(877) 696-BEAR (toll-free)
(877) 696-2327

Lucent has retained D.F. King & Company to act as the tabulation, information and paying agent. Lucent has agreed to pay the tabulation agent customary fees and reimburse it for its reasonable out-of-pocket expenses. Lucent has agreed to indemnify the information agent for certain liabilities. Requests for additional copies of this supplement, the joint solicitation statement/prospectus dated November 14, 2006, the letter of consent and related documents may be directed to the information agent at the following address and telephone numbers:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Bankers and brokers call: (212) 269-5550 (collect)
All others call toll free: (888) 887-0082

DESCRIPTION OF ALCATEL’S GUARANTY

The following is a summary of Alcatel’s proposed guaranty of the debentures. The following summary is qualified by reference to the full text of the form of the guaranty, which has been filed as an exhibit to the registration statement of which this supplement forms a part.

If the required consents to the proposed amendment are received, and the merger is consummated, as promptly as practicable thereafter, Alcatel will issue a guaranty of the full and punctual payment when due, whether at maturity, by acceleration, redemption or otherwise, of the principal of and interest on the debentures and all other monetary obligations of Lucent under the amended debentures when and as the same shall become due and payable. Depending upon the timing of the name change, the guaranty may be issued in the name of Alcatel-Lucent.

Alcatel’s obligations under the guaranty will be unsecured and will be subordinated to the prior payment in full of “Senior Debt”. “Senior Debt” means (a) Alcatel’s indebtedness for money borrowed (including indebtedness secured by a lien on any property or assets of Alcatel), including the principal of, premium, if any, penalties, reimbursement or indemnification amounts, fees, expenses and accrued and unpaid interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Alcatel, whether or not a claim for such post-petition interest is allowed in such proceeding), whether outstanding on the date of execution of the Indenture (as defined in the guaranty) or thereafter created, incurred or assumed; (b) guaranties by Alcatel of indebtedness for money borrowed, including the principal of, premium, if any, and accrued and unpaid interest thereon, by any other person or entity, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed; (c) obligations of Alcatel under any agreement to lease, or lease of, any real personal property (including sale-leaseback transactions), whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed; (d) obligations of the Alcatel in respect of letters of credit, performance bonds, surety bonds and similar obligations whether outstanding on the date of execution of the Indenture or thereafter created; (e) obligations of Alcatel in respect of Hedging Agreements (as defined in guaranty) whether outstanding on the date of execution of the Indenture or thereafter created; (f) modifications, renewals, extensions, deferrals, refinancings (including any tender premium) and refundings of any such indebtedness, liabilities or obligations described in (a) through (e) above unless, in the case of any of (a) through (f) above, the instrument creating or evidencing the same or pursuant to which the same is outstanding provides that such indebtedness, liabilities or obligations, or such modification, renewal, extension or refunding thereof, or Alcatel’s obligations pursuant to such guarantee, are not senior in right of payment to the Guarantied Obligations (as defined in the guaranty) or if the instrument creating or evidencing such indebtedness expressly and specifically provides in the terms thereof that such indebtedness ranks “pari passu” or “junior” to the Guarantied Obligations; (g) indebtedness evidenced by a note, debenture, bond or other instruments of indebtedness for the payment of which Alcatel is responsible or liable, by guarantees or otherwise, and such indebtedness is not otherwise covered by clause (a) above, whether such other indebtedness was outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed; (h) any other liability or obligation, contingent or otherwise other than those described in clauses (a)-(e) and (g), of Alcatel and any guarantee, endorsement or other contingent obligation in respect thereof, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed; and (i) modifications, renewals, extensions, deferrals, refinancings (including any tender premium) and refundings of any indebtedness, liabilities or obligations described in clauses (g) or (h) above, if, in the case of any of clauses (g), (h) or (i) above, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness, liability or obligation is senior in right of payment to the Guarantied Obligations. Notwithstanding the foregoing, the term Senior Debt shall not include any indebtedness of Alcatel to any Subsidiary (as defined in the guaranty) of Alcatel. If any payment made to any holder of any Senior Debt or its Senior Debt Representative (as defined in the guaranty) with respect to such Senior Debt is rescinded or must otherwise be returned by such holder or Senior Debt Representative upon the insolvency, bankruptcy or reorganization of Alcatel or otherwise, the reinstated indebtedness of Alcatel arising as a result of such rescission or return shall constitute Senior Debt effective as of the date of such rescission or return.

Alcatel’s obligations under the guaranty will be unsecured and will be subordinated to the prior payment in full of Senior Debt of Alcatel; and will be pari passu with Alcatel’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Alcatel will execute the guaranty in favor of the holders of each series of debentures, regardless of whether a holder validly delivered and did not revoke a consent prior to the expiration date. It will not be necessary for new certificates to be issued evidencing the debentures to reflect the benefit of the guaranty, and no separate certificates will be issued to evidence the guaranty.

Alcatel’s guaranty will not make Alcatel or any of its subsidiaries subject to the covenants contained in the indenture and will not otherwise contain any restrictions on Alcatel’s operations. However, Lucent and its subsidiaries that were subject to the indenture prior to the merger will continue to remain subject to the indenture following the merger.

Alcatel may be released from the guaranty if all or substantially all of Lucent’s assets or capital stock are sold, transferred or disposed of (whether by sale, merger, recapitalization, dividend or similar transaction) to one or more persons or entities who are not subsidiaries of Alcatel. If Alcatel is released from the guaranty, then Alcatel will not be subject to the reporting requirements under the supplemental indenture. In such circumstances, either Lucent or its subsequent parent who issues a guaranty for the benefit of the debenture holders will be subject to the reporting requirements under the supplemental indenture.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax consequences of the revised joint consent solicitation and, subject to the limitations described below, constitutes the opinion of Proskauer Rose LLP. It is not a complete analysis of all the potential tax considerations relating to the revised joint consent solicitation. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions, all relating to the U.S. federal income tax treatment. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those described below. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to the statements made herein, and there can be no assurance that the IRS will not take a position contrary to such statements or that such contrary position taken by the IRS would not be sustained by a reviewing court.

This summary assumes that the debentures are held as capital assets. It does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to the holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	expatriates;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders whose functional currency is not the U.S. dollar;

•	persons that hold debentures as part of a hedge, straddle, conversion transaction or integrated transaction;

•	persons deemed to sell debentures under the constructive sale provisions of the Code; or

•	partnerships or other pass-through entities.

If a partnership holds debentures, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding debentures is urged to consult his, her, or its tax advisor regarding the tax consequences of the revised joint consent solicitation.

Tax Consequences to Consenting U.S. Holders

For purposes of this discussion, a holder is a “U.S. Holder” if such holder is beneficial owner of a debenture and is:

•	a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or of any state thereof (including the District of Columbia),

•	an estate the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust (and certain other trusts that have elected to continue to be treated as U.S. trusts).

Debt Modification Rules.  Generally, the modification of the terms of a debt instrument is treated, for U.S. federal income tax purposes, as a “deemed exchange” of an old debt instrument for a new debt instrument if such modification is “significant” as specially determined for U.S. federal income tax purposes. For these purposes, a modification of the terms of a debt instrument is significant if, based on all the facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant.

The adoption of the proposed amendment, in and of itself, should not constitute a significant modification of the terms of the debentures for U.S. federal income tax purposes. Upon adoption of the proposed amendment, Alcatel will also guarantee Lucent’s payment obligations with respect to the debentures. The Treasury regulations provide that the addition of a guarantor on a debt instrument is a significant modification if the addition of the guarantor results in a change in payment expectations. The Treasury regulations further provide that a change in payment expectations occurs if, as a result of a transaction, there is substantial enhancement of the obligor’s capacity to meet the payment obligations under a debt instrument and that capacity was primarily speculative prior to the modification and is adequate after the modification. Alternatively, the Treasury regulations provide that a change in payment expectations occurs if, as a result of the transaction, there is a substantial impairment of the obligor’s capacity to meet the payment obligations under a debt instrument and that capacity was adequate prior to the modification and is primarily speculative after the modification. Proskauer Rose believes that Alcatel’s guaranty of Lucent’s payment obligations with respect to the debentures should not result in a change in payment expectations. Accordingly, the guaranty should not result in a significant modification of the debentures for U.S. federal income tax purposes.

The Treasury regulations also provide that a change in the yield of a debt instrument is not a significant modification if the yield of the modified debt instrument (determined by taking into account any payments made by the issuer to the holder as consideration for the modification, such as the consent fee) does not vary from the yield on the unmodified debt instrument by more than the greater of 25 basis points or 5 percent of the annual yield on the unmodified debt instrument. The receipt of the consent fee could be viewed as changing the yield of the debentures. Although the rule for computation of the amount of such a change in yield is unclear, Proskauer Rose believes that the change in yield should be less than that which would be treated as a significant modification of the debentures for U.S. federal income tax purposes under the Treasury regulations.

While not free from doubt, the adoption of the proposed amendment, Alcatel’s guaranty of Lucent’s payment obligations with respect to the debentures and Lucent’s payment of the consent fee to consenting holders should not result in a deemed exchange of the debentures for U.S. federal income tax purposes, and U.S. Holders should not recognize any gain or loss (although the consent fee would be included in income, as discussed below, and any accrued and unpaid interest on the debentures would be taxed as such). In addition, U.S. Holders should continue to have the same tax basis and holding period with respect to the debentures as they had before the revised joint consent solicitation.

Recapitalization Treatment.  Furthermore, even if the adoption of the proposed amendment, Alcatel’s guaranty of Lucent’s payment obligations with respect to the debentures and Lucent’s payment of the consent fee to consenting holders would constitute a significant modification of the debentures for U.S. federal income tax purposes, Proskauer Rose believes that these modifications should not result in taxable income to U.S. Holders

(except as discussed below with respect to the consent fee and except to the extent of any accrued and unpaid interest on the debentures). As discussed, if the proposed amendment, Alcatel’s guaranty or Lucent’s payment of the consent fee were treated as a significant modification of the debentures for U.S. federal income tax purposes, a U.S. Holder would be treated as having exchanged its “old” debentures for “new” debentures for U.S. federal income tax purposes. Even so, the U.S. Holder would not recognize any gain or loss upon this deemed exchange of “old” debentures for “new” debentures for U.S. federal income purposes if the debentures, as originally issued and as amended, constitute “securities” for U.S. federal income tax purposes. In such event, the deemed exchange would be treated as a tax-free recapitalization for U.S. federal income tax purposes. There is no precise definition of what constitutes a “security” under U.S. federal income tax law. The determination of whether a debt instrument is a security for U.S. federal income tax purposes requires an overall evaluation of the nature of the debt instrument, with the term of the debt instrument regarded as one of the more important factors. A debt instrument with a term to maturity of five years or less generally does not qualify as a security, and a debt instrument with a term to maturity of ten years or more generally does qualify as a security. The debentures have original maturities ranging from approximately twenty to twenty-two years. Following the deemed exchange, the debentures would be treated as having maturities ranging from approximately seventeen to nineteen years. Given the maturities and the other terms of the debentures, Proskauer Rose believes that the debentures should constitute securities for U.S. federal income tax purposes. Accordingly, a U.S. Holder of a debenture should not recognize any income, gain or loss as a result of the proposed amendment, Alcatel’s guaranty or Lucent’s payment of the consent fee (except as discussed below with respect to the consent fee and except to the extent of any accrued and unpaid interest on the debentures). The U.S. Holder should take a tax basis in the “new” debenture equal to its tax basis in the “old” debenture immediately prior to the deemed exchange and the U.S. Holder’s holding period for the “new” debenture should include the period during which the “old” debenture was held.

Taxation of the Consent Fee.  There is no authority directly addressing the U.S. federal income tax treatment of the consent fee and the tax consequences of a U.S. Holder’s receipt of the consent fee consequently are unclear. While not free from doubt, Proskauer Rose believes that the consent fee should be treated for U.S. federal income tax purposes as an amount paid to U.S. Holders as separate consideration for consenting to the proposed amendment. On this basis, a U.S. Holder would recognize ordinary income in the amount of the consent fee received, without any reduction by any portion of such U.S. Holder’s tax basis in the debentures. Alternatively, the consent fee might be treated as a principal payment on the debentures (which would not be currently taxable but may create original issue discount), a payment of additional interest on the debentures or consideration received in connection with a recapitalization.

If the consent fee were treated as consideration received in connection with a recapitalization, a U.S. Holder generally would recognize capital gain (except to the extent the gain is treated as ordinary income under the market discount rules or is attributable to accrued but unpaid interest on the debentures), but not loss, equal to the lesser of (i) the excess of (x) the sum of the issue price of the “new” debentures (generally, the fair market value of the “new” debentures on the date of the deemed exchange) and the consent fee received over (y) the U.S. Holder’s adjusted tax basis in the “old” debentures and (ii) the amount of the consent fee received. A U.S. Holder’s tax basis in the “new” debentures in such case would equal such U.S. Holder’s adjusted tax basis in the “old” debentures, increased by the income recognized on the exchange, if any, and reduced by the consent fee.

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to the payment of the consent fee. In addition, a U.S. Holder will be subject to backup withholding at the applicable rate (currently 28%) on such payments if the U.S. Holder fails to provide its taxpayer identification number to D.F. King & Company, Inc. in its capacity as paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding deducted from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. Exempt U.S. Holders (including corporations) are not subject to these backup withholding and information reporting requirements, provided that they properly demonstrate their eligibility for exemption.

Tax Consequences to Consenting Non-U.S. Holders

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of a debenture that is not a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes. This discussion is not addressed to Non-U.S. Holders who own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Lucent entitled to vote, who are controlled foreign corporations related to Lucent through stock ownership, or who, on the date of acquisition of the debentures, owned debentures with a fair market value of 10% or more of the fair market value of the common stock of Lucent. Additionally, this discussion does not describe the U.S. federal income tax consequences to Non-U.S. Holders who are engaged in a trade or business in the United States with which the debentures are effectively connected, or who are individuals present in the United States for 183 days or more in the taxable year of disposition. Such Non-U.S. Holders will generally be subject to special rules.

Deemed Exchange of the Debentures.  Subject to the discussion below concerning backup withholding, even if there were determined to be a deemed exchange of the “old” debentures for the “new” debentures, any gain realized by a Non-U.S. Holder on that deemed exchange would not be subject to U.S. federal income tax. Deemed payments of interest (including original issue discount, if any) to any Non-U.S. Holder on a deemed exchange of the “old” debentures for the “new” debentures would not be subject to U.S. federal withholding tax, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or successor form) that it is not a U.S. person.

Taxation of the Consent Fee.  As described above, the law is unclear with respect to the tax treatment of the consent fee. Treating the payment of the consent fee to a Non-U.S. Holder as separate consideration for consenting to the proposed amendment (as Lucent intends to do), such payment may be subject to U.S. withholding tax at a 30% rate, subject to reduction pursuant to an applicable income tax treaty. Lucent intends to withhold taxes from the payment of the consent fee unless an exemption or partial reduction is properly established. A Non-U.S. Holder may be able to claim an exemption or establish that a reduced rate of withholding applies by delivering to the paying agent a properly executed (i) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty, or (ii) IRS Form W-8ECI (or successor form) stating that the consent fee is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business.

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to the payment of the consent fee. Unless a Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person or otherwise establishes an exemption, the Non-U.S. Holder may be subject to backup withholding on any consent fee payments or deemed interest payments with respect to the debentures. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Tax Considerations for Non-Consenting Holders

Proskauer Rose believes that that neither the adoption of the proposed amendment nor Alcatel’s guaranty of Lucent’s payment obligations with respect to the debentures should constitute a significant modification to non-consenting holders. Therefore, as discussed above, the revised joint consent solicitation generally should have no U.S. federal income tax consequences to such holders.

ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE JOINT CONSENT SOLICITATION TO THEIR PARTICULAR CIRCUMSTANCES.

EXPERTS

The consolidated financial statements of Alcatel and its subsidiaries as of December 31, 2005 and 2004, and for each of the two years in the period ended December 31, 2005, incorporated in this supplement by reference to Alcatel’s Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, have been audited by Deloitte & Associés (Neuilly-sur-Seine, France), an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements and management’s assessment of the effectiveness of internal control over financial reporting included in Exhibit 99.1 of Lucent’s current report on Form 8-K dated May 5, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN GET MORE INFORMATION

Available Information

Alcatel and Lucent file reports and other information with the SEC. You may read and copy these reports, statements or other information filed by either Alcatel or Lucent at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. The SEC filings of Alcatel and Lucent are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Alcatel has filed a registration statement on Form F-3 (SEC file No. 333-138670) with the SEC under the Securities Act to register the guaranty to be issued in connection with the joint consent solicitation. The joint solicitation statement/prospectus dated November 14, 2006 is part of that registration statement on Form F-3 and, as supplemented by this supplement, constitutes a prospectus of Alcatel. As allowed by the SEC’s rules, this supplement and the joint solicitation statement/prospectus dated November 14, 2006 do not contain all of the information you can find in the registration statement and its exhibits. As a result, statements in this supplement concerning the contents of any contract, agreement or other document are not necessarily complete. If any contract, agreement or other document is filed as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

Incorporation of Documents by Reference

The SEC allows us to incorporate by reference information into this supplement. This means that Alcatel can disclose information to you by referring you to another document that Alcatel or Lucent filed with or furnished to the SEC. Alcatel or Lucent will make those documents available to you without charge upon your oral or written request. Requests for those documents should be directed to:

Alcatel	Lucent Technologies Inc.
54, rue La Boétie	600 Mountain Avenue
75008 Paris, France	Murray Hill, New Jersey 07974
011 33(1) 40 76 10 10	(908) 582-3000
Attention: Investor Relations	Attention: Investor Relations
www.alcatel.com	www.lucent.com

This supplement incorporates by reference the following documents filed by Alcatel:

•	Annual report on Form 20-F for the fiscal year ended December 31, 2005 filed on March 31, 2006, as amended by Form 20-F/A filed on August 4, 2006 and Form 20-F/A filed on August 7, 2006;

•	Reports on Form 6-K for the month of September, 2006 filed on September 11, 2006; and

•	Report on Form 6-K for the month of September, 2006 filed on September 29, 2006.

Alcatel incorporates by reference into this supplement all annual reports on Form 20-F filed by Alcatel under the Exchange Act after the date of this supplement and before Alcatel terminates this offering. Alcatel may incorporate by reference into this supplement Alcatel’s reports on Form 6-K that Alcatel identifies in the Form 6-K as being incorporated into this supplement filed after the date of this supplement and before the expiration date.

Alcatel is also incorporating by reference into this supplement the following documents filed by Lucent:

•	Report on Form 8-K dated May 5, 2006 filed on May 5, 2006;

•	Report on Form 8-K dated September 7, 2006 filed on September 7, 2006;

•	Report on Form 8-K dated September 13, 2006 filed on September 13, 2006;

•	Report on Form 8-K dated October 20, 2006 filed on October 26, 2006;

•	Report on Form 8-K dated November 17, 2006 filed on November 20, 2006;

•	Form 10-Q for the period ended December 31, 2005 filed on February 8, 2006;

•	Form 10-Q for the period ended March 31, 2006 filed on May 9, 2006; and

•	Form 10-Q for the period ended June 30, 2006 filed on August 8, 2006.

Alcatel incorporates by reference into this supplement by reference additional documents that Lucent may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this supplement and before the expiration date.

This additional information is a part of this supplement from the date of filing of those documents.

Any statements made in this supplement or in a document incorporated or deemed to be incorporated by reference into this supplement will be deemed to be modified or superseded for purposes of this supplement to the extent that a statement contained in this supplement or in any other subsequently filed document which is also incorporated or deemed to be incorporated into this supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this supplement.

The information relating to us and Lucent contained in this supplement should be read together with the information in the documents incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers.

Under French law, sociétés anonymes may generally indemnify, contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liabilities cannot be indemnified under French law, whether directly by the company or through liability insurance.

Sociétés anonymes are generally allowed to advance expenses incurred by their officers and directors in defending any civil or criminal action. They may also indemnify those directors and officers for their expenses, provided that they acted in good faith and in their capacities as directors or officers of the company.

Item 9.	Exhibits.

Exhibit
Number

4	.1.1	Indenture, dated June 4, 2003, by and between Lucent Technologies Inc. and the Bank of New York (filed as Exhibit 4.1 to the Current Report on Form 8-K dated June 4, 2003, filed by Lucent Technologies Inc. on June 25, 2003)(2)
4	.1.2	First Supplemental Indenture, dated June 4, 2003, by and between Lucent Technologies Inc. and the Bank of New York (filed as Exhibit 4.2 to the Current Report on Form 8-K dated June 4, 2003, filed by Lucent Technologies Inc. on June 25, 2003)(2)
4	.1.3	Revised Form of Supplemental Indenture
4	.1.4	Form of Alcatel Guaranty for 2 3/4% Series A Convertible Senior Debentures due 2023 and 2 3/4% Series B Convertible Senior Debentures due 2025(1)
5	.1.1	Opinion of Pascal Durand-Barthez regarding legality of the securities being registered(1)
5	.1.2	Opinion of Proskauer Rose LLP regarding legality of the securities being registered(1)
8.1		Opinion of Proskauer Rose LLP regarding certain U.S. federal income tax matters
12		Computation of ratio of earnings to fixed charges(1)
23.1		Consent of Deloitte & Associés
23.2		Consent of PricewaterhouseCoopers LLP
23.3		Consent of Pascal Durand-Barthez(1)
23.4		Consent of Proskauer Rose LLP(1)
23.5		Consent of Proskauer Rose LLP (included in Exhibit 8.1)
99.1		Form of Letter of Consent relating to the debentures

(1) Previously filed.

(2)	Incorporated by reference from other documents filed with the Commission as indicated.

Item 10.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the

Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 or Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference into the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial Statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or by Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this post-effective amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on this 27th day of November, 2006.

ALCATEL

By:	/s/ Jean-Pascal Beaufret
Name: Jean-Pascal Beaufret

Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to registration statement has been signed by the following persons in the capacities and on November 27, 2006:

Signature	Title

/s/ Serge Tchuruk Serge Tchuruk	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Jean-Pascal Beaufret Jean-Pascal Beaufret	Chief Financial Officer (Principal Financial and Accounting Officer)

* Daniel Bernard	Director

* Philippe Bissara	Director

* W. Frank Blount	Director

* Jozef Cornu	Director

* Jean-Pierre Halbron	Director

* Daniel Lebègue	Director

* Thierry de Loppinot	Director

* Pierre-Louis Lyons	Director

* Bruno Vaillant	Director

Signature	Title

* Steven Sherman	Authorized Representative in the United States

*By: /s/ Jean-Pascal Beaufret Jean-Pascal Beaufret	Attorney-In-Fact